Exhibit 99.4

Independent Auditors' Report

Members
Desert Stateline Holdings, LLC

We have audited the accompanying financial statements of Desert Stateline Holdings, LLC and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of income, changes in members' equity, and cash flows for the years then, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Desert Stateline Holdings, LLC and Subsidiary as of December 31, 2017 and 2016, and the consolidated results of their income and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Frazier & Deeter, LLC
Atlanta, Georgia
February 15, 2018

CONSOLIDATED BALANCE SHEETS
Desert Stateline Holdings, LLC and Subsidiary

	December 31, 2017	December 31, 2016
	(in thousands)
Assets
Current assets:
Cash	$8,912	$8,914
Receivables:
Customer accounts receivable	5,309	3,910
Other	7,936	7,727
Affiliated	785	45
Prepaid expenses	753	2,855
Total current assets	23,695	23,451
Noncurrent assets:
Property, plant, and equipment
In service	1,237,035	1,231,822
Less accumulated provision for depreciation	(63,994)	(28,858)
Plant in service, net of depreciation	1,173,041	1,202,964
PPA intangible, net of amortization of $16,614 and $4,204, respectively	231,603	244,013
Interconnection receivable	19,748	27,647
Total noncurrent assets	1,424,392	1,474,624
Total Assets	$1,448,087	$1,498,075
Liabilities and Members’ Equity
Liabilities:
Current liabilities:
Accounts payable	$3,815	$99
Accounts payable - affiliated	1,187	1,167
Contract retention	2,795	3,151
Other current liabilities	3,227	269
Total current liabilities	11,024	4,686
Noncurrent liabilities:
Asset retirement obligations	6,655	7,439
Other deferred credits and liabilities	3,485	2,347
Total noncurrent liabilities	10,140	9,786
Total Liabilities	21,164	14,472
Members’ equity:
Capital	1,353,643	1,452,877
Retained earnings	73,280	30,726
Total Members’ Equity	1,426,923	1,483,603
Total Liabilities and Members’ Equity	$1,448,087	$1,498,075
Commitments and Contingent Matters (See notes)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
Desert Stateline Holdings, LLC and Subsidiary

	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in thousands)
Operating Revenues	$88,895	$67,426
Operating Expenses:
Operations and maintenance	8,822	6,470
Depreciation	35,410	28,579
Taxes other than income taxes	767	360
Total operating expenses	44,999	35,409
Operating Income	43,896	32,017
Interest income	2,038	448
Other expense	(3,380)	(959)
Net Income	$42,554	$31,506

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES OF MEMBERS' EQUITY
Desert Stateline Holdings, LLC and Subsidiary

	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in thousands)
Total Members' Equity, beginning of period	$1,483,603	$844,814
Capital contributions	385	665,744
Capital distributions	(99,619)	(58,461)
Net income	42,554	31,506
Total Members' Equity, end of period	$1,426,923	$1,483,603

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Desert Stateline Holdings, LLC and Subsidiary

	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in thousands)
Operating Activities:
Net income	$42,554	$31,506
Adjustments to reconcile net income to net cash provided from operating activities —
Depreciation	35,410	28,579
Amortization of PPA intangible	12,410	4,204
Other, net	1,139	1,996
Changes in certain current assets and liabilities —
-Receivables	(2,177)	(3,320)
-Accrued interest income	(2,038)	(448)
-Prepaid expenses	2100	(2,463)
-Accounts payable	67	(1,083)
-Other current liabilities	459	1,125
Net cash provided from operating activities	89,924	60,096
Investing Activities:
Property additions	(102)	(522,432)
Construction receivables/payables, net	(356)	(140,603)
Interconnection refund	9,766	4,570
Net cash provided from (used for) investing activities	9,308	(658,465)
Financing Activities:
Proceeds from capital contributions	385	665,744
Capital distributions	(99,619)	(58,461)
Net cash (used for) provided from financing activities	(99,234)	607,283
Net Change in Cash	(2)	8,914
Cash at Beginning of Period	8,914	—
Cash at End of Period	$8,912	$8,914
Supplemental Cash Flow Information:
Noncash transactions —
Accrued property additions	$6,169	$3,151

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Desert Stateline Holdings, LLC and Subsidiary

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Desert Stateline Holdings, LLC (Desert Stateline Holdings) is a holding company that was formed on August 12, 2015 and owns 100% of the membership interests of Desert Stateline, LLC (Desert Stateline, and collectively with Desert Stateline Holdings, the Company). Desert Stateline was formed on May 18, 2009 for the purpose of developing, constructing, owning and operating a utility-scale solar photovoltaic facility with a capacity of approximately 300 megawatts (MW) located in San Bernardino County, California.

The Company is a partnership with Class A membership interests owned by a wholly-owned subsidiary of Southern Power Company (SPC or Class A Member), and Class B membership interests owned by a wholly-owned subsidiary of 8point3 Operating Company, LLC (Class B Member).

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts and results of operations of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements requires the use of estimates, and actual results may differ.

Recently Issued Accounting Standards

In 2014, the FASB issued ASC 606, Revenue from Contracts with Customers (ASC 606), replacing the existing accounting standard and industry specific guidance for revenue recognition with a five-step model for recognizing and measuring revenue from contracts with customers. The underlying principle of the standard is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. The new standard also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and the related cash flows arising from contracts with customers.

The Company has completed the evaluation of all revenue streams, which are derived from the purchase power agreement (PPA), and determined the adoption of ASC 606 will not change the current timing or amounts of revenue recognized in the Company's financial statements. The PPA is excluded from the scope of ASC 606 and included in the scope of the current leasing guidance (ASC 840).

The new standard is effective for periods beginning after December 15, 2018 for non-public companies and early adoption is permitted. The Company intends to use the modified retrospective method of adoption effective January 1, 2018. The Company has also elected to utilize practical expedients which allow it to apply the standard to open contracts at the date of adoption and to reflect the aggregate effect of all modifications when identifying performance obligations and allocating the transaction price for contracts modified before the effective date. The adoption of ASC 606 will not result in a cumulative adjustment as of the adoption date.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires lessees to recognize on the balance sheet a lease liability and a right-of-use asset for all leases. ASU 2016-02 also changes the recognition, measurement, and presentation of expense associated with leases and provides clarification regarding the identification of certain components of contracts that would represent a lease. The accounting required by lessors is relatively unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019 for non-public companies and early adoption is permitted. The Company will adopt the new standard effective January 1, 2019.

The Company has completed a detailed inventory and analysis of its leases, which comprise the PPA and land leases for its renewable generation facilities. While the Company has not yet determined the ultimate impact, adoption of ASU 2016-02 is expected to have a significant impact on the Company's balance sheet for lessee arrangements. See Note 4 for details of the Company’s undiscounted lease commitment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Desert Stateline Holdings, LLC and Subsidiary

Concentration of Credit Risk

The entire output of the solar facility is contracted under a 20-year PPA with Southern California Edison Company resulting in a significant concentration of credit risk as it relates to the customer accounts receivable. However, the Company does not believe significant credit risk exists at December 31, 2017 due to the creditworthiness of the counterparty. There are no past due amounts from the counterparty at December 31, 2017.

Cash

The Company considers unrestricted cash on hand and deposits in banks to be cash.

Income Taxes

The Company and its subsidiary are limited liability companies treated as a partnership and a single-member disregarded entity, respectively, for income tax purposes. Therefore, federal and state income taxes are not recognized in these consolidated financial statements.

Property, Plant, and Equipment

Property, plant, and equipment (PP&E) is stated at original cost, less accumulated depreciation. Capital additions and betterments that increase the useful lives of the assets are capitalized. Solar facility equipment and related assets are depreciated over their estimated useful lives of up to 35 years on a straight-line basis.

Asset Retirement Obligations

The Company’s asset retirement obligations (ARO) relate to the leased land where the solar facility is located. Upon termination of the lease, the land is required to be restored to an agreed-upon condition. The Company’s AROs are based on future estimated costs associated with the dismantlement, demolition, and removal of the solar facility and could differ significantly when they are incurred.

AROs are computed as the present value of the ultimate costs for an asset’s future retirement and are recorded in the period in which the liability is incurred and estimable, and are then accreted to their future value. Costs are capitalized as part of the related long-lived asset and depreciated over 35 years. During 2017, future estimated costs were adjusted and are reflected as a cash flow revision in the table below. Details of the AROs included in the consolidated balance sheet are as follows:

	December 31,
(in thousands)	2017	2016
Balance, at beginning of period	$7,439	$870
Liability incurred	—	6,430
Accretion expense	274	139
Cash flow revision	(1,058)	—
Balance, at end of period	$6,655	$7,439

Long-Lived Assets and Intangibles

The Company’s long-lived assets include PP&E and the PPA intangible. The Company evaluates impairment of these long-lived assets when events or changes in circumstances indicate that the carrying values may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows compared to carrying value. If the estimated undiscounted future cash flows are less than the carrying value, the fair value of the asset is determined and an impairment loss is recorded. During the years ended December 31, 2017 and 2016, there were no impairment charges recorded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Desert Stateline Holdings, LLC and Subsidiary

For the years ended December 31, 2017 and 2016, amortization expense for the acquired PPA was approximately $12.4 million and $4.2 million, respectively, and is recorded in operating revenues in the consolidated statements of income. Amortization expense for future periods is as follows:

(in thousands)	Amortization Expense
2018	$12,410
2019	12,410
2020	12,410
2021	12,410
2022	12,410
Thereafter	169,553
Total	$231,603

Interconnection Receivable

In conjunction with the construction of the solar facility, the Company has a receivable related to transmission interconnection costs that represents network upgrades that is being reimbursed to the Company through levelized payments over a five-year period. At December 31, 2017 and 2016, $7.9 million and $7.7 million, respectively, is recorded in other receivables within current assets and $19.7 million and $27.6 million, respectively, is recorded in noncurrent assets in the consolidated balance sheets.

Revenues

The Company is a lessor under the terms of a PPA for the sale of electricity and green attributes. The PPA has been evaluated and classified as an operating lease. Under this agreement, revenues are accounted for as contingent revenues and, therefore, the Company recognizes revenues based upon rates specified in the PPA when electricity is delivered. The Company commenced the recognition of revenue upon commercial operation of each phase of the facility at various dates from December 2015 through July 2016.

Reclassification

Certain amounts reported in prior years have been reclassified to conform to the presentation at December 31, 2017. Total members’ equity, net income, and total cash flows are unchanged due to these reclassifications.

2. MEMBERS’ CAPITAL

Desert Stateline Holdings operates under the amended Limited Liability Company Agreement dated August 31, 2015.

The Class A Member owns 100% of the Class A membership interests of Desert Stateline Holdings and, after acquiring a 15% additional membership interest from the Class B Member on March 29, 2016, is entitled to 66% of all cash distributions from Desert Stateline Holdings. In addition, the Class A Member is entitled to substantially all of the federal tax benefits with respect to the solar facility. The Class B Member owns 100% of the Class B membership interests of Desert Stateline Holdings and is entitled to 34% of all cash distributions from Desert Stateline Holdings.

3. RELATED-PARTY TRANSACTIONS

The Company has entered into an operations and maintenance agreement with First Solar Electric (California), Inc., a wholly-owned subsidiary of First Solar, that expires in 2025 to provide operations and maintenance services. First Solar, Inc. owns a noncontrolling 28.0% limited liability company interest in the Class B Member. Expenses recorded during the years ended December 31, 2017 and 2016 were $4.5 million and $3.4 million, respectively. At both December 31, 2017 and 2016, $1.1 million was included in accounts payable - affiliated in the consolidated balance sheets.

The Company has also entered into an ongoing management service agreement with Southern Power Company to provide management and general and administrative services. Expenses recorded during the years ended December 31, 2017 and 2016 were $0.5 million in both years. At December 31, 2017 and 2016, $43,000 and $44,000, respectively, was included in accounts payable - affiliated in the consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Desert Stateline Holdings, LLC and Subsidiary

At December 31, 2017, SPC had $81.0 million of cash collateral, $27.7 million of parent guarantees, $4.0 million of surety bonds, and $1.9 million of letters of credit issued on behalf of the Company. Fees charged by SPC for these arrangements were $3.4 million and $1.0 million for the years ended December 31, 2017 and 2016, respectively.

4. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is obligated under a 30-year, non-cancelable land lease for its solar facility which expires in 2044. The lease includes an annual base rent for the acreage of the land and a MW capacity fee based on MW capacity. The MW capacity fee is phased-in over a five-year period after commercial operation (at the rate of 20 percent for the first year, 40 percent for the second year, 60 percent for the third year, 80 percent for the fourth year, and 100 percent for the fifth and subsequent years of operations). The related rentals are recognized on a straight-line basis. Rent expense for the years ended December 31, 2017 and 2016 were $2.3 million and $2.1 million, respectively. The Company includes lease extensions that cover the useful life of the solar facility in its computation of minimum lease payments.

Details of the Company’s future minimum lease commitments at December 31, 2017 are as follows:

(in thousands)	Lease Commitment
2018	$2,320
2019	2,431
2020	2,464
2021	2,464
2022	2,464
Thereafter	68,956
Total	$81,099

Legal Proceedings

Occasionally, the Company may be party to various lawsuits, claims, and other legal and regulatory proceedings that arise in the ordinary course of business. These actions may seek, among other things, compensation, civil penalties, or injunctive or declaratory relief. The Company does not have any legal proceedings that are pending.

Environmental Contingencies

The Company periodically reviews its compliance obligations related to environmental regulations, including site restoration and remediation. At December 31, 2017 and 2016, there were no known environmental contingencies that required the Company to recognize a liability.

5. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 15, 2018, the date these consolidated financial statements were available to be issued, and there were no events requiring recognition or disclosure.